

SEC SECUR[illegible] 12062623 [illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2011 (MM/DD/YY) AND ENDING 7/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vail Securities Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 W. Meadows Drive
(No. and Street)

Vail	CO	81657
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Merv Lapin (970) 476 - 5531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Merv Lapin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vail Securities Investments, Inc., as of July 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


KAREN A. EYRICH
NOTARY
PUBLIC
STATE OF COLORADO
MY COMMISSION EXPIRES OCTOBER 25, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAIL SECURITIES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2012



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

VAIL SECURITIES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2012

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

VAIL SECURITIES INVESTMENTS, INC.

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Vail Securities Investments, Inc.

We have audited the accompanying statement of financial condition of Vail Securities Investments, Inc. (the "Company") as of July 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vail Securities Investments, Inc. as of July 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 30, 2012


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VAIL SECURITIES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
JULY 31, 2011

ASSETS

Cash	$	122,614
Due from shareholder (Note 3)		462,800
Total assets	**$**	**585,414**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	$	-
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDER'S EQUITY (Note 2)		
Common stock, no par value; 50,000 shares authorized, 110 shares issued and outstanding		212,494
Additional paid-in capital		350,000
Retained earnings		22,920
Total shareholder's equity		585,414
Total liabilities and shareholder's equity	**$**	**585,414**

The accompanying notes are an integral part of this statement.

VAIL SECURITIES INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Vail Securities Investments, Inc. (the "Company") was incorporated in the state of Colorado on March 31, 1971. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. In this capacity, the Company engages in several classes of services including principal transactions and agency transactions.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees and commissions earned from various limited partnerships and other investment vehicles. These fees represent a portion of the management and performance fees charged by the managers of these entities. The Company records these fees when earned.

Income Taxes

The Company files a federal income tax return. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes as prescribed by Accounting Standards Codification 740 – Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fee payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended July 31, 2012.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. For certain of the Company's financial instruments, including cash and receivables, the carrying amounts approximate fair value due to their short maturities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Fund considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash includes deposits with a custodian bank.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At July 31, 2012, the Company had net capital and net capital requirements of $122,614 and $100,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is 100% owned and operated by its sole shareholder. At July 31, 2012, the Company has a receivable from its president and sole shareholder of $462,800.

NOTE 4 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets of the Company principally relate to the reporting of depreciation.

NOTE 4 - INCOME TAXES (concluded)

The primary components of the Company's deferred income tax assets and liabilities as of July 31, 2012 are as follows:

Deferred tax liabilities	$	-
Deferred tax assets:		
Net operating loss carryforward	$	99,263
Valuation allowance for net deferred tax assets		(99,263)
	$	-

The valuation allowance for deferred tax assets increased by approximately $99,263 for the year ended July 31, 2012.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTENGENCIES

In the normal course of business, the Company's client activities involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.